Pro Forma Financial Information

Set forth below is condensed unaudited pro forma consolidated financial information for the Company and its subsidiaries based on historical information which has been adjusted to reflect the Offer, the special dividend and the related transactions described in the Notes to Condensed Unaudited Pro Forma Financial Information.

The Condensed Unaudited Pro Forma Consolidated Statement of Income for the year ended January 31, 2004 gives effect to the Offer, the special dividend and the related transactions as if they occurred on February 2, 2003. The Condensed Unaudited Pro Forma Consolidated Balance Sheet as of July 31, 2004 gives effect to the Offer, the special dividend and the related transactions as if they occurred on July 31, 2004. The assumptions on which the pro forma financial information is based are further described in the Notes to Condensed Unaudited Pro Forma Financial Information. Management of the Company believes that the assumptions used provide a reasonable basis on which to present the Condensed Unaudited Pro Forma Financial Statements. The pro forma financial information does not purport to be indicative of the results which would actually have been achieved if the Offer, the special dividend and the related transactions had been completed as of such dates or which may be achieved in the future. The pro forma financial information should be read in conjunction with the accompanying notes thereto and the consolidated financial statements and related notes set forth in the Company’s 2003 Annual Report and the Company’s Second Quarter 2004 Quarterly Report.

LIMITED BRANDS, INC. AND SUBSIDIARIES

Condensed Unaudited Pro Forma Consolidated Statement of Income

(In millions, except per share data and financial ratios)

	Reported Year Ended January 31, 2004	Tender Offer and Special Dividend		Pro Forma Reported Year Ended January 31, 2004
Net Sales	$8,934			$8,934
Cost of goods sold, buying and occupancy	(5,683)			(5,683)

Gross income	3,251			3,251
General, administrative and store operating expenses	(2,288)			(2,288)

Operating income	963			963
Interest expense	(62)	(43)	(a)	(105)
Interest income	63	(23)	(b)	40
Other loss	(6)			(6)
Gains on investees’ stock	208			208

Income before income taxes	1,166	(66)		1,100
Provision for income taxes	449	(26)	(c)	423

Net income	717	(40)		677

Net income per share:
Basic	$1.38			$1.57

Diluted	$1.36			$1.54

Weighted average number of shares outstanding:
Basic	519	(87)	(d)	432

Diluted	526	(87)	(d)	439

Ratio of earnings to fixed charges (e)	6.1			5.0

The accompanying notes are an integral part of the Condensed Unaudited Pro Forma Consolidated Financial Statements.

LIMITED BRANDS, INC. AND SUBSIDIARIES

Condensed Unaudited Pro Forma Consolidated Balance Sheet

(In millions, except per share data)

	July 31, 2004	Tender Offer and Special Dividend		Pro Forma July 31, 2004
Assets
Current assets
Cash and equivalents	$2,100	$1,000	(a)	$580
		(2,000	)(b)
		(20	)(c)
		(500	)(d)
Accounts receivable	101			101
Inventories	1,122			1,122
Other	230			230

Total current assets	3,553	(1,520)		2,033
Property and equipment, net	1,516			1,516
Goodwill	1,311			1,311
Trade names and other intangible assets, net	438			438
Other assets	128	11	(c)	139

Total assets	$6,946	$(1,509)		$5,437

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$543			$543
Accrued expenses	670			670
Income taxes	122			122

Total current liabilities	1,335			1,335
Deferred income taxes	134			134
Long-term debt	648	$1,000	(a)	1,648
Other long-term liabilities	411			411
Total shareholders’ equity	4,418	(2,000	)(b)	1,909
		(9	)(c)
		(500	)(d)

Total Liabilities and Shareholders’ Equity	$6,946	$(1,509)		$5,437

Shares outstanding at end of period	470	(87	)(e)	383
Book value per share outstanding (f)	$9.40			$4.98

The accompanying notes are an integral part of the Condensed Unaudited Pro Forma Consolidated Financial Statements.

Notes to Condensed Unaudited Pro Forma Financial Information

1. Basis of Presentation

The following summary of pro forma adjustments is based on available information and various estimates and assumptions. Management of the Company believes that these assumptions provide a reasonable basis for presenting all of the significant effects of the following transactions and events and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The condensed unaudited pro forma financial information gives effect to the transactions described below:

•	The purchase of approximately 87 million shares of the Company at the approximate mid-point of the range of $23 per share for a total of $2 billion, which will be funded by $1 billion of cash on-hand and proceeds of $1 billion from additional long-term debt.

•	Payment of $20 million in transaction costs and financing fees.

•	Payment of a special dividend to shareholders of $500 million, which will be funded by cash on-hand.

The Condensed Unaudited Pro Forma Consolidated Statement of Income for the year ended January 31, 2004 gives effect to the above transactions as if they occurred on February 2, 2003. The Condensed Unaudited Pro Forma Balance Sheet as of July 31, 2004 gives effect to the transactions as if they occurred on July 31, 2004.

2. Pro Forma Consolidated Statement of Income

(a)	To reflect the following:

•	Estimated interest expense on $500 million of 5-year, variable rate debt at the stated interest rate of LIBOR plus 75 basis points (effective rate of 2.66%).

•	Estimated interest expense on $500 million of 10-year, fixed rate debt at an effective interest rate of 5.5%.

•	Amortization of $11 million of capitalized deferred financing costs over the term of the related debt.

(b)	To eliminate interest income earned on the $1.5 billion of cash used to purchase shares under the tender offer and the cash used to pay the special dividend at an estimated effective interest rate of 1.5%.

(c)	To reflect the tax effect of the pro forma interest adjustments at an estimated effective tax rate of 39%.

(d)	To reflect the assumed number of shares purchased.

(e)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consists of pretax income excluding income and losses from equity method investees plus fixed charges consisting of interest and the portion of minimum rent considered representative of interest.

3. Pro Forma Consolidated Balance Sheet

(a)	To reflect $1 billion of cash from additional borrowings of long-term debt used to purchase shares under the tender offer.

(b)	To reflect the use of cash to purchase approximately 87 million Shares under the tender offer.

(c)	To reflect the payment and capitalization of transaction costs and financing fees.

(d)	To reflect the payment of the special dividend.

(e)	To reflect the assumed number of shares purchased.

(f)	Book value per share outstanding is based upon actual shares outstanding net of shares held in treasury and does not include the dilutive effect of stock options and restricted stock.

Pro Forma Adjusted Data

On an adjusted basis, if the tender offer had occurred on February 2, 2003, adjusted net income for the year ended January 31, 2004 of $584 million would have decreased to $544 million, adjusted diluted earnings per share of $1.11 would have increased to $1.24 and the ratio of earnings to fixed charges of 5.2 would have decreased to 4.3.

The reconciliation of reported results determined in accordance with generally accepted accounting principles to our adjusted results can be found in the Company’s 2003 annual report on Form 10-K .

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in this pro forma financial information involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company’s control. Accordingly, the Company’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company’s financial performance and actual results and could cause actual results for 2004 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this pro forma financial information or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities; our ability to service the debt we expect to incur in connection with this tender offer, any debt we draw down under our credit facilities, and other any debt we incur, and the restrictions the agreements related to such debt impose upon us; our ability to implement our strategic and operational initiatives; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company’s products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company’s manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production; risks associated with the possible lack of availability of suitable store locations on appropriate terms and other factors that may be described in the Company’s filings with the Securities and Exchange Commission. The forward-looking information provided in this pro forma financial information is based on information available to the Company as of the date of this pro forma financial information. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

ADDITIONAL LEGAL INFORMATION:

This pro forma financial information is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Limited Brands will distribute to its stockholders. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 888-628-8208.

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